

Laura Owens (b. 1970)

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Only 5 other paintings by Laura Owens of a similar size and execution have ever come to auction. After securing the Painting at a favorable price at auction, we are able to offer the Painting for 11% less than our pre-sourcing valuation.

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Initial Offering Price

$769,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



$1.5m
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Price Appreciation of Similar Works

16.6%

Sharpe Ratio | watch video

Laura Owens	Not enough data
All Art	0.55
S&P 500	0.56

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WHY WE LIKE THIS PAINTING

- Laura Owens is a leading contemporary American artist known for her large-scale mixed media paintings that combine a variety of art historical references and painterly techniques.
- Following Owens' 2017 Whitney retrospective, public auction prices for the artist's work have continued to increase, with three of her top five records set since 2021.
- As of November 1, 2022, her top auction records are dominated by large-scale colorful paintings that merge abstraction with gestural mark-making, and are led by: "Untitled" (2012), which sold for $1,755,000 in November 2017, "Untitled" (2016), which sold for $1,593,000 in November 2021, and "Untitled" (2019), which sold for $1,124,000 in May 2019.
- Executed in 2016, the Painting borrows imagery from a variety of source materials, including coloring books, newspapers, and photographs - culling from both Pop Art and Abstract Expressionism.
- The Painting was exhibited at the Geffen Contemporary at the Museum of Contemporary Art (MOCA) in Los Angeles, as part of a 2017 to 2019 retrospective of the artist's work, organized by the Whitney Museum of American Art.
- As of November 3, 2022, large-scale examples similar to the Painting have achieved prices in excess of $1 million at auction, including: "Untitled" (2012), which sold for $1,755,000 in November 2017, "Untitled" (2016), which sold for $1,593,000 in November 2021, and "Untitled" (2019), which sold for $1,124,000 in May 2019.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.


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2021 Auction Sales	2021 Number of Lots Sold
4,302,362	13

LAURA
OWENS

b. 1970, UNITED STATES

Oil, flashe, screen printing ink, charcoal and sand on linen | 108 × 84 in. (274 × 213 cm.)

Laura Owens is a contemporary American artist known for her large-scale mixed media paintings that combine a variety of art historical references and painterly techniques.


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$769,000
INITIAL OFFERING

16.6%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a prime example of Laura Owens' distinct visual language, characterized by a playful blend of abstraction and figuration. Executed in 2016, the Painting borrows imagery from a variety of source materials, including coloring books, newspapers, and photographs. As a result, the Painting recalls Pop Art's embrace of popular culture, while the expressive brushstrokes reference the painterly drips of Abstract Expressionism. The gestural surface marks on the Painting were created through the use of unconventional materials, namely paint thickened with linseed oil and colored sand, which give the impasto daubs a textural quality and add a three-dimensional element to the composition. The Painting was exhibited at the Geffen Contemporary at the Museum of Contemporary Art (MOCA) in Los Angeles, as part of a 2017 to 2019 retrospective of the artist's work, organized by the Whitney Museum of American Art. Previously, the MOCA had awarded Owens her first mid-career retrospective in 2003, when she was just thirty-three years old, making her the youngest artist to receive the honor in the museum's history. As of November 4, 2022, large-scale examples similar to the Painting have achieved prices in excess of $1 million at auction, including: *Untitled* (2012), which sold for $1,755,000 at Sotheby's, New York, on November 16, 2017, *Untitled* (2016), which sold for $1,593,000 at Sotheby's, New York, on November 18, 2021, and "Untitled" (2019), which is smaller than the Painting, and sold for $1,124,000 at Sotheby's, New York, on May 17, 2019. The Painting's scale, execution, and exhibition history make it a commercial and desirable work by Laura Owens.

Laura Owens has been the subject of several important solo exhibitions, and her work has been shown internationally. In 2003, at age thirty-three, she was given a mid-career retrospective at the Museum of Contemporary Art in Los Angeles (MOCA), becoming the youngest artist to be awarded a survey show in the museum's history. In November 2017, another important retrospective opened at the Whitney Museum and traveled to The Dallas Museum of Art, and Los Angeles MOCA in 2018 through 2019. In 2021, Owens was the subject of a survey show at the Cleveland Museum of Art, and in the summer of that year, she collaborated with the Fondation Vincent van Gogh Arles on an exhibition that juxtaposed her work alongside seven of the Dutch master's paintings. Following Owens' 2017 Whitney retrospective, public auction prices for the artist's work have continued to increase, with three of her top five records set since 2021. As of November 4, 2022, her top auction records are dominated by large-scale colorful paintings that merge abstraction with gestural mark-making, and are led by: *Untitled* (2012), which sold for $1,755,000 at Sotheby's, New York, on November 16, 2017, *Untitled* (2016), which sold for $1,593,000 at Sotheby's, New York, on November 18, 2021, and *Untitled* (2019), which sold for $1,124,000 at Sotheby's, New York, on May 17, 2019.

AS OF NOVEMBER 4, 2022, HER TOP AUCTION RECORDS ARE DOMINATED BY LARGE-SCALE COLORFUL PAINTINGS THAT MERGE ABSTRACTION WITH GESTURAL MARK-MAKING, AND ARE LED BY: *UNTITLED* (2012), WHICH SOLD FOR $1,755,000 AT SOTHEBY'S, NEW YORK, ON NOVEMBER 16, 2017, *UNTITLED* (2016), WHICH SOLD FOR $1,593,000 AT SOTHEBY'S, NEW YORK, ON NOVEMBER 18, 2021, AND *UNTITLED* (2019), WHICH SOLD FOR $1,124,000 AT SOTHEBY'S, NEW YORK, ON MAY 17, 2019.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$1.8M
$1.3M
$0.9M
$0.4M
2014
2017
2019
2020
2021

Laura Owens (b. 1970, Euclid, OH) is a contemporary American artist known for her large-scale mixed media paintings that combine a variety of art historical references and painterly techniques. She earned a BFA from the Rhode Island School of Design in 1992 and went on to complete an MFA from the California Institute for the Arts two years later. After graduation, Owens settled in Los Angeles, where she organized exhibitions and collaborated with other artists. Her first solo exhibition was held in 1995 at Rosamund Felsen Gallery in Santa Monica, which led to wider recognition and subsequent exposure. In 1996, examples of her work were acquired by prestigious New York museum collections, including the Solomon R. Guggenheim Museum, The Metropolitan Museum of Art, and the Whitney Museum of American Art. In addition to the aforementioned institutions, her works are owned by other prominent public collections, including the Art Institute of Chicago, the Milwaukee Art Museum and the Tate in London, among others. In addition to her artistic practice, Owens teaches at the ArtCenter College of Design in Pasadena, California.




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IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auction sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Laura Owens with the following criteria: canvas paintings executed 2010 to present, that measure 60 inches by 60 inches to 130 inches by 130 inches and that to the best of our ability to determine, depict full compositions with color. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.6% CAGR implied from selected sales occurring from May 14, 2014 to November 18, 2021.

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